भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Securities [redacted]
Division of C
450, Fifth St
Washingtor
U.S.A.

06010654

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

FILE NO. 82.4524

SUPPL

क्रमांक / No. : CO / S & B / CO/S&B/PCR/2006/

दिनांक / Date : 30-01-2006

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

FEB 02 2006
156
SECTION

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : CLAUSE 36

We enclose for your information a copy of our letter No.CO/S&B/PCR/2006/351 dated the January 30, 2006 addressed to Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. : a/a.

PROCESSED
FEB 06 2006
THOMSON
FINANCIAL

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

क्रमांक / No. : CO / S & B / PCR/2006/351

दिनांक / Date : 30-01-2006

Dear Sir,

LISTING AGREEMENT:CLAUSE 36
SHARING OF BANK'S ATM NETWORK WITH OTHER BANKS

In terms of Clause 36 of the Listing Agreement, we advise that our Bank had entered into an agreement with Dena Bank on January 28, 2006, for bilaterally sharing their ATM Network, which has been opened to the Customers.

Yours faithfully,

General Manager
(Shares & Bonds)

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 02 2006
WASH, D.C.
192

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

FILE NO. 82.4524

RECEIVED FEB 02 2006

क्रमांक / No. : CO / S & B / CO/S&B/PCR/2006/

दिनांक / Date : 31-01-2006

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : QUARTERLY REVIEW OF FINANCIAL RESULTS FOR THE QUARTER ENDED – 31st December, 2005.

We enclose for your information a copy of our letter No.CO/S&B/PCR/2006/369 dated the January 31, 2006 addressed to Bombay Stock Exchange Ltd., Mumbai, alongwith a copy of Limited Review.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

Encl. : a/a.

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

FILE NO. 82.4524

क्रमांक / No. : CO / S & B / CO/S&B/PCR/2006/ 369

दिनांक / Date : 31-01-2006

Dear Sir,

<u>LISTING AGREEMENT : QUARTERLY REVIEW OF FINANCIAL RESULTS FOR THE QUARTER ENDED – 31st December, 2005.</u>

In terms of Clause 41 of the Listing Agreement we forward herewith a copy of Quarterly results of our Bank for the quarter ended 31st December, 2005, which has been subjected to review by Auditors and duly signed. We enclose a copy of the Review Report of the Auditors.

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. a.a

SEC MAIL RECEIVED PROCESSING
FEB 2 2006
WASH. D.C. 192 SECTION

FILE NO. 82.4524

LIMITED REVIEW REPORT OF UNAUDITED FINANCIAL RESULTS OF STATE BANK OF INDIA FOR THE QUARTER ENDED 31ST DECEMBER 2005

We, the undersigned Auditors, have reviewed the accompanying statement of unaudited financial results of State Bank of India for the quarter ended December 31, 2005. This statement is the responsibility of the Bank's Management.

2 The financial results incorporate the relevant returns of **42** branches reviewed by us, **542** branches reviewed by the Bank's Concurrent Auditors, **10** Foreign Offices reviewed by Local/Concurrent Auditors (8 by Local Auditors and 2 by Concurrent Auditors) and unreviewed returns in respect of **8571** branches (including 15 Foreign Offices). In the conduct of our review, in addition to **42** branches reviewed by us, we have taken note of the review reports in respect of non-performing assets received from the Bank's Concurrent Auditors of domestic branches and local/concurrent auditors of foreign offices aggregating **552** branches / offices. This review covers **57.47%** of the advances portfolio excluding outstandings of asset recovery branches and food credit advance of the bank. Further, this review also covers **55.97%** of NPAs as on December 31, 2005.

3 A review of interim financial information consists principally of applying analytical procedures for financial data and making enquiries from persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express an audit opinion.

4. Attention is drawn to Note No. 2 regarding change in the basis of valuation of certain investments and its resultant impact on the working results as described therein.

5 Based on our review conducted as above, nothing has come to our notice that causes us to believe that the accompanying statement of unaudited financial results has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material

F... 02.4524

misstatement or that it has not been prepared in accordance with the relevant prudential norms issued by the Reserve Bank of India in respect of income recognition, asset classification, provisioning and other related matters.

B. M. Chatrath & Co.,
Chartered Accountants

Sachidananda Krishnan
Partner : M.No. 51626

Khandelwal & Jain & Co.,
Chartered Accountants

Shivratan Agarwal
Partner : M.No. 104180

R G N Price & Co.,
Chartered Accountants

P. M. Veeramani
Partner : M.No. 23933

G. S. Mathur & Co.,
Chartered Accountants

Ajay Mathur
Partner : M.No. 82223

Vinay Kumar & Co.,
Chartered Accountants

V. K. Agrawal
Partner : M.No. 13795

M. M. Nissim & Co.,
Chartered Accountants

Sanjay Khemani
Partner : M.No. 44577

Laxminiwas & Jain,
Chartered Accountants

Laxminiwas Sharma
Partner : M.No. 14244

Chaturvedi & Co.,
Chartered Accountants

S. N. Chaturvedi
Partner : M.No. 40479

S K Mittal & Co.,
Chartered Accountants

S. K. Chopra
Partner : M.No. 14907

Patro & Co.,
Chartered Accountants

Jay Prakash Agarwala
Partner : M.No. 60494

Kanwalia & Co.,
Chartered Accountants

B. K. Kanwalia
Partner : M.No. 7719

M Choudhury & Co.,
Chartered Accountants

M. Choudhury
Partner : M.No. 3800

K. P. Rao & Co.,
Chartered Accountants

K. Surya Prakash
Partner : M.No. 18857

Vardhaman & Co.,
Chartered Accountants

Abha Jain
Partner : M.No. 15454

Mumbai,
28th January 2006.

STATE BANK OF INDIA

Central Office, Mumbai - 400 021

F... 02453

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 31ST DECEMBER 2005

(Rs.in crores)

	Particulars	Quarter ended 31.12.2005 (Reviewed)	Quarter ended 31.12.2004 (Reviewed)	Nine-months ended 31.12.2005 (Reviewed)	Nine-months ended 31.12.2004 (Reviewed)	Year ended 31.03.2005 (Audited)
1	Interest Earned (a) + (b) + (c) + (d)	9558.15	8029.07	27285.85	23780.49	32428.00
	(a) Interest/discount on advances/bills	4667.94	3441.42	12937.57	9576.02	13043.51
	(b) Income on Investments	3289.09	3645.24	10661.16	11799.25	16027.67
	(c) Interest on balances with Reserve Bank of India and other interbank funds	490.07	420.11	1479.72	1379.64	1787.04
	(d) Others	1111.05	522.30	2207.40	1025.58	1569.78
2	Other Income	1840.47	2238.00	4711.66	5429.26	7119.91
	(A) TOTAL INCOME (1+2)	11398.62	10267.07	31997.51	29209.75	39547.91
3	Interest Expended	5338.27	4368.99	15204.78	13786.52	18483.38
4	Operating Expenses (e) + (f)	3460.70	2508.11	8770.68	7356.95	10074.17
	(e) Payments to and provisions for employees	2524.12	1690.07	6198.87	5057.92	6907.35
	(f) Other Operating Expenses	936.58	818.04	2571.81	2299.03	3166.82
	(B) TOTAL EXPENDITURE (3) + (4) (excluding Provisions and Contingencies)	8798.97	6877.10	23975.46	21143.47	28557.55
	(C) OPERATING PROFIT (A - B) (Profit before Provisions and Contingencies)	2599.65	3389.97	8022.05	8066.28	10990.36
	(D) Provisions and Contingencies (net of write-back)	469.81	1710.54	3053.93	2796.59	4468.76
	--- of which provisions for Non-performing assets	-102.56	791.56	144.18	1300.00	1204.00
	(E) Provision for Taxes	1014.65	580.08	1414.74	2030.05	2217.08
	--- of which provisions for Fringe Benefit Tax (FBT)	12.00		31.00		
	(F) NET PROFIT (C - D - E)	1115.19	1099.35	3553.38	3239.64	4304.52
5	Paid-up equity Share Capital	526.30	526.30	526.30	526.30	526.30
6	Reserves excluding revaluation reserves (as per balance sheet of previous accounting year)	23545.84	19704.98	23545.84	19704.98	23545.84
7	Analytical Ratios					
	(i) Percentage of shares held by Government of India	nil	nil	nil	nil	nil
	(ii) Capital Adequacy Ratio	12.49%	12.66%	12.49%	12.66%	12.45%
	(iii) Earnings per Share (in Rs.)	21.19 (not annualised)	20.89 (not annualised)	67.52 (not annualised)	61.56 (not annualised)	81.79
	(iv) (a) Amount of gross non-performing assets	10960.90	12794.99	10960.90	12794.99	12456.25
	(b) Amount of net non-performing assets	4045.52	4812.65	4045.52	4812.65	5348.89
	(c) % of gross NPAs	4.41%	6.54%	4.41%	6.54%	5.96%
	(d) % of net NPAs	1.67%	2.56%	1.67%	2.56%	2.65%
	(v) Return on Assets (Annualised)	0.92%	1.00%	1.01%	1.01%	0.99%
8	Shareholding pattern					
	a) Reserve Bank of India ...... No. of shares	314338700	314338700	314338700	314338700	314338700
	...... % of shareholding	59.73%	59.73%	59.73%	59.73%	59.73%
	b) Others ...... No. of shares	211960178	211960178	211960178	211960178	211960178
	...... % of shareholding	40.27%	40.27%	40.27%	40.27%	40.27%

Unaudited Segment-wise Revenue, Results and Capital Employed

(Rs.in crores)

		Particulars	Quarter ended 31.12.2005 (Reviewed)	Quarter ended 31.12.2004 (Reviewed)	Nine-months ended 31.12.2005 (Reviewed)	Nine-months ended 31.12.2004 (Reviewed)	Year ended 31.03.2005 (Audited)
1		Segment Revenue (income)					
	a	Banking Operations	9117.73	7832.80	25645.60	23825.49	32403.55
	b	Treasury Operations	4582.55	4962.57	13444.04	14921.10	20111.78
		Total	13700.28	12795.37	39089.64	38746.59	52515.33
		Less : Inter Segment Revenue	3264.00	3007.43	9072.75	10399.75	14132.91
		Net Income from Operations	10436.28	9787.94	30016.89	28346.84	38382.42
2		Segment Results (Profit before tax)					
	a	Banking Operations	1950.79	625.79	4366.09	2979.75	5404.63
	b	Treasury Operations	-618.30	663.13	-1341.61	1692.91	1060.98
		Total	1332.49	1288.92	3024.48	4672.66	6465.61
		Add : Unallocated Income (net of unallocated expenses)	797.35	390.51	1943.64	597.03	55.99
		Profit before Tax	2129.84	1679.43	4968.12	5269.69	6521.60
		Less : Income Tax (including FBT)	1014.65	580.08	1414.74	2030.05	2217.08
		Net Profit	1115.19	1099.35	3553.36	3239.64	4304.52
3		Segment Assets					
	a	Banking Operations	427057.00	371366.06	427057.00	371366.06	427057.00
	b	Treasury Operations	216956.54	203745.14	216956.54	203745.14	216956.54
	c	Unallocated	3984.33	4067.04	3984.33	4067.04	3984.33
		Less : Eliminations	188115.00	171362.96	188115.00	171362.96	188115.00
		Total	459882.87	407815.28	459882.87	407815.28	459882.87
4		Segment Liabilities					
	a	Banking Operations	404730.11	353095.50	404730.11	353095.50	404730.11
	b	Treasury Operations	215211.31	201784.76	215211.31	201784.76	215211.31
	c	Unallocated	0.00	0.00	0.00	0.00	0.00
		Less : Eliminations	184130.69	167296.26	184130.69	167296.26	184130.69
		Total	435810.73	387584.00	435810.73	387584.00	435810.73

(Segment Assets and Liabilities are as on 31st March of the previous year)

IN TERMS OF OUR REVIEW REPORT OF EVEN DATE

STATE BANK OF INDIA
Central Office, Mumbai 400 021.

Notes : FILE NO. 32.4524

1. The working results for the quarter ended 31st December 2005 have been arrived at after considering provisions for NPAs, Gratuity, Pension, Leave Encashment, Investment Depreciation, Income Tax (after adjustment for deferred tax), Wealth Tax, Fringe Benefit Tax (FBT) and Other Contingencies on an estimated basis.

2. Investments in Regional Rural Banks (RRBs) were hitherto accounted after netting off provisions held pursuant to losses incurred by RRBs in proportion to and not exceeding the Bank's investment. From the current financial year, these investments have been valued at cost, which is in line with the RBI guidelines. Consequently, the profit for the period is higher by Rs. 86.86 crores (accounted for in Q 1 of 2005-06).

3. Interest Earned–Others includes an amount of Rs.1665.75 crores for the period ended 31.12.2005, being interest on refund of Income Tax (Rs.711.90 crores accounted for in Q1 and Rs.953.85 crores accounted for in Q3 of 2005-06).

4. Other Income includes an amount of Rs.531.54 crores being Exchange Gain on India Millennium Deposits (IMDs) Redemption, and the Interest Expended has been netted off by an amount of Rs.563.52 crores being refund of Maintenance of Value from RBI.

5. Payments to and provisions for employees, under Operating Expenses includes an amount of Rs.312.87 crores, being arrears of salary paid for the previous financial years.

6. An amount of Rs.128.00 crores, being the write back of provisons rendered surplus (other than advances, investments and investments in subsidiaries and joint ventures), is netted under the head Provisions and Contingencies (accounted for in Q2 of 2005-06).

7. During the quarter, the Bank has invested an amount of US$11,627,895.19 (equivalent to Rs.53.40 crores) in Indo-Nigerian Bank Ltd. (INBL) increasing its stake from 51.59% to 72.95%. This investment was made as part of a scheme of merger of INBL with 4 other local banks to form Sterling Bank PLC (the merged entity), in compliance with Nigerian regulatory requirements. State Bank of India has a stake of 9.24% in Sterling Bank PLC (the merged entity). INBL has ceased to exist after 31.12.2005.

8. During the quarter, the Bank has paid Rs.309.24 crores to the Government of India, being its share (25%) of the consideration for purchase of UTI Asset Management Company Pvt. Ltd.

9. As per RBI guidelines to increase the general provisioning requirement for Standard Assets in the global loan portfolio (excluding direct advances to agriculture and SME sector) to 0.40 percent, the Bank has made an additional provision of Rs.112.00crores.

10. The figures of previous periods have been regrouped / rearranged, wherever necessary, to correspond to current period's classification.

The above results have been taken on record by the Central Board of the Bank on the 28th January 2006 and were subjected to Review by the Auditors.

T. S. BHATTACHARYA Managing Director & GE (CB)	A. K. PURWAR Chairman

In terms of our Review Report of even date.

B. M. Chatrath & Co., Chartered Accountants	Khandelwal Jain & Co., Chartered Accountants	R G N Price & Co., Chartered Accountants	G. S. Mathur & Co., Chartered Accountants
Vinay Kumar & Co., Chartered Accountants	M. M. Nissim & Co., Chartered Accountants	Laxminiwas & Jain, Chartered Accountants	
Chaturvedi & Co., Chartered Accountants	S K Mittal & Co., Chartered Accountants	Patro & Co., Chartered Accountants	Kanwalia & Co., Chartered Accountants
M Choudhury & Co., Chartered Accountants	K. P. Rao & Co., Chartered Accountants	Vardhaman & Co., Chartered Accountants	

Mumbai
28th January 2006